October 19, 2007

Mark P. Shuman, Esq.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	EnterConnect, Inc.
Amendment No. 1 to Form SB-2
Filed September 28, 2007
File Number 3323-145487

Dear Mr. Shuman:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated October 17, 2007 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 2 to the Form SB-2, a redlined version of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each comment reproduced consecutively for your convenience.

Cover Page

1.
We note that the amendment revises the facing sheet, apparently to address prior comment 1 of our letter dated September 11, 2007.  Please be advised that the prior comment concerned the cover page of the prospectus, not the facing sheet of the registration statement.  We reissue the prior comment at the first page of the prospectus, which will be the first page of the document you must deliver to investors, will set forth the required information about the offering price.

The cover page has been revised to state:

The sales price to the public is fixed at $1.00 per share until such time as the shares of our common stock become traded on the Bulletin Board operated by the Financial Industry Regulatory Authority or another exchange. If our common stock becomes quoted on the OTC Bulletin Board or another exchange, and thereafter at prevailing market prices or privately negotiated prices or on any stock exchange or automated inter-dealer quotation system on which our common stock may be listed or otherwise at fixed prices that may be changed, at market prices prevailing at the time of sale, or at prices otherwise negotiated. There is no assurance that our shares of common stock will ever be traded on the OTC Bulletin Board.

2.
In responding to the preceding comment, we suggest that you amend the first sentence of the prospectus cover page to unambiguously state the offering price.  The cover page disclosure should conform with the offering price described in the Plan of Distribution section, which is an initial offering price of $1.00 per share, provided that with respect to shares offered by non-affiliates, after the securities are included for trading on the OTCBB or a national securities exchange, the shares may be offered at prevailing market prices or in negotiated transactions.  Please revise.

See response to Comment 1.

Selling Security Holders, page 9

3.	Please see our prior comment 5 of our letter dated September 11, 2007 and provide the requested information.

The second paragraph of the Selling Security Holders section was previously revised in Amendment No.1 to the registration statement filed on September 28, 2007 to state:

Unless otherwise stated in the table below, to our knowledge, no selling security holder, nor any affiliate of such security holder has held any position or office with, or has had any material relationship with us during the three years prior to this prospectus.  To our knowledge, no selling security holder nor any affiliate of such security holder is a broker-dealer or an affiliate of a broker-dealer.

Item 26. Recent Sales of Unregistered Securities, Page II-2

4.
It appears that on July 19, 2007, you began an unregistered offering 14% debentures with common stock for an aggregate offering price of $500,000.  In your response letter, please tell us the status of this offering, and in particular whether any or all of the offered securities were sold and when any sales took place.  It does not appear that any sales of these securities are reported under the Recent Sales of Unregistered Securities portion of Part II of the filing.  Additionally, in your response letter, please tell us the status of your plans to raise $12 million through unregistered securities offerings pursuant to your agreement with Bridgestream partners LLC.

The July 19, 2007 offering was previously listed in Item 26. Recent Sales of Unregistered Securities in the registration statement originally filed on August 15, 2007 as well as Amendment No.1 to the registration statement as follows:

(e)
On July 31, 2007, the Company conducted a private placement of its securities solely to accredited investors.  The offering was exempt from registration pursuant to Regulation D of the Securities Act of 1933.  Subscriptions were for units at a purchase price of $25,000 comprised of a 14% Debenture and 50,000 shares of the Company's Common Stock.  The Company executed subscriptions for investments of $585,000 and issued a total of 1,171,000 shares of common stock from the following investors.

SELLING SECURITY HOLDERS

Name of Security Holder	Shares Received	Consideration
Adams, Madeline Gayle 134 Canteen Canyon Lake, Texas 78133	50,000	$25,000
Cahn, Marc S. 1496 Tamarack Avenue Boulder, Colorado 80304	50,000	$25,000
Cerneka, Lore 14432 Adelta Drive Lamirada, California 90638	50,000	$25,000
Cheeseman, Valerie 330 North 900 West #H Cedar City, Utah 84720	46,000	$23,000
Crawford, Veronne J., Trustee Veronne J. Crawford Trust 4800 Wildcat Run Springfield, Illinois 62711	50,000	$25,000
Dudziak, Norman A., Jr. 32 Washington Road Berington, Rhode Island 02806	100,000	$50,000
Eigel, Christopher J. 595 Glendale Drive Glenview, Illinois 60025	50,000	$25,00

Groetsch, Brian L., Sr. 980 Greenwood Court South Sanibel, Florida 33557	100,000	$50,000
Kaplan, Ralph V., M.D. Sadowsky, Naomi P., M.D. 139 East Broadway Roslyn, New York 11576	50,000	$25,000
Lau, Grant 241 East Hooper Avenue Soda Springs, Idaho 83276	50,000	$25,000
MacCollum Family Trust Maxwell S. MacCollum 126 East Desert Park Lane Phoenix, AZ 85020	50,0000	$25,000
McGee, Lawrence Stone III 108 Pine Acres Drive Spartanburg, South Carolina 29307	125,000	$62,500
Murray, Alan John 3540 Riverbend Road Birmingham, Alabama 35243	50,000	$25,000
Power, Alan 1314 Cabrillo Avenue Venice, California 90291	50,000	$25,000
Ritsch, James 2128 High Point Drive Altoona, Wisconsin 54720	100,000	$50,000
Serikawa, Yoshihara 1470 Ala Napunani Street Honolulu, Hawaii 96818	100,000	$50,000
Shah, Art 35 Springfield Court Parsippany, New Jersey 07054	25,000	$12,500
Spencer, David R. 3810 Grand Plantation Lane Missouri City, TX 77459	50,000	$25,000
Stiehl, Walter, A. 48 Puritan Road Somerville, MA 02145	25,000	$12,500

Additionally, we have been advised by the Issuer that the Issuer has not yet sold any of its securities through Bridgestream Partners, LLC, nor does it have any plans to do do.

Signatures.

5.
The person discharging the functions of the principal accounting officer or controller should be designated as such on the signature page.  Since Mr. Dean Galland serves as both principal financial officer and principal accounting officer, please include both titles with his signature.

The signature page has been revised to include both of Mr. Galland's titles as principal financial officer and principal accounting officer.

6.	With your amended filing, please provide currently dated consents of your independent public accountants as well as a currently dated validity opinion regarding the securities being offered.

A current consent of the Issuer's auditors and a current validity opinion have been incorporated into the registration

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

Levy & Boonshoft, P.C.